Exhibit 99.1

Appendix A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock other than shares of Common Stock acquired under a DRIP and in connection with dividend reinvestments in the Issuer, which are described in Item 5(c). The transactions in the Common Stock were effected in the open market, except as otherwise noted.

Date	Effected By	Quantity	Price Per Share
01/16/2026	NexPoint Real Estate Advisers X, L.P.	93,380.41	(1)
01/16/2026	NexPoint Real Estate Advisers X, L.P.	119,482.76	(2)

1.

Under the terms of the Advisory Agreement, prior to September 2025, the Adviser received payment for a portion of its monthly fees under the Advisory Agreement in shares of Common Stock. Such shares of Common Stock received as payment are valued at the volume-weighted average price (“VWAP”) of the shares for the ten (10) trading days prior to the end of the month for which such fees will be paid. The Issuer issued 93,380.41 shares of Common Stock to the Adviser as payment of its fees for the month of July at a VWAP of $4.7863 per share.

2.

Under the terms of the Advisory Agreement, prior to September 2025, the Adviser received payment for a portion of its monthly fees under the Advisory Agreement in shares of Common Stock. Such shares of Common Stock received as payment are valued at the VWAP of the shares for the ten (10) trading days prior to the end of the month for which such fees will be paid. The Issuer issued 119,482.76 shares of Common Stock to the Adviser as payment of its fees for the month of August at a VWAP of $3.8346 per share.